Exhibit 99.2

November 20, 2013

To Israel Securities Authority Via fair disclosure electronic system (MAGNA)	To Tel Aviv Stock Exchange Ltd. Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) – Immediate Report Regarding Gazit-Globe Conference Call Presentation

for Q3 2013 Financial Results

Below please find a presentation which will be presented at the analysts’ conference call scheduled for today at 17:00 (Israel time), following the publication of the Company’s financial reports as of September 30, 2013 (the “Financial Reports”).

Pages 5, 6, 7, 10, 13, 14, 16, and 17 contain information which is not included in the Financial Reports. In addition, the information included in the presentation may be presented in a different manner than it is presented in the Financial Reports, including the information provided in page 15 of the presentation which is not presented in the same manner in the Financial Reports, but can be extracted from the data included in the Financial Reports.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Gazit-Globe - Conference Call Presentation | Q3 2013 Financial Results November 20, 2013 A GLOBAL REAL ESTATE PLATFORM LOCATION LOCATION LOCATION
Disclaimer This presentation may include forward-looking statements, including forecasts, evaluations, estimates and other information relating to future events and issues. Forward-looking statements may relate to, among other things, revenues, earnings, cash flows, capital expenditures and other financial items. Forward-looking statements may also relate to our business strategy, goals and expectations concerning our market position, future operations, profitability, liquidity and capital resources. All statements other than statements of historical facts are forward-looking statements and can be identified by the use of forward-looking terminology such as the words "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will" and similar terms and phrases. Any forward-looking information contained in this presentation is based, in addition to existing information of the company, on present company expectations and evaluations regarding future developments and trends and on the interaction of such developments and trends. Although we believe the assumptions upon which any forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our business and operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Forward-looking statements are based on current expectations and are not guarantees of future performance. Actual results and trends in the future may differ materially from those suggested or implied by any forward-looking statements in this presentation depending on a variety of factors including those described in greater detail in our Periodical and Annual Reports, Registration Statement on Form F-1, Annual Report on Form 20F and in other information we file and furnish with the Israel Securities Authority, the U.S. Securities and Exchange Commission, and the Canadian Securities Administrators, including under the heading "Risk Factors." All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, we undertake no obligation to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this presentation. The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Gazit-Globe Ltd. or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Gazit-Globe Ltd.
Roni Soffer President
Global Owner, Developer and Operator Los Angeles San Francisco Miami Boston New York Atlanta Vancouver Calgary Edmonton Toronto Montreal Tel Aviv Stockholm Frankfurt Helsinki Prague Tallinn Warsaw Moscow Sao Paulo Rio Grande do Sul Listed on the Tel-Aviv Stock Exchange (TASE: GZT), New York Stock Exchange (NYSE: GZT) and Toronto Stock Exchange (TSX: GZT) Focused on supermarket-anchored shopping centers in major urban markets Above NIS 75 billion (more than US$ 21 billion) in assets under management, 584 properties Approximately NIS 6.7 billion (US$ 1.9 billion) in annual rent, more than US$ 5 million per day 6.7 million sqm of GLA, more than 15,000 lease agreements Approximately NIS 315 million (US$ 89 million) in annual dividend, NIS 1.80 per share Domestic Credit Rating: ilAA- Stable (S&P Maalot), Aa3 Stable (Midroog, Moody's subsidiary) Based on full inclusion of the value of properties managed by the Group Numbers in USD are presented based on the exchange rate as of September 30, 2013 of 1 USD = 3.537 NIS
(*) Excluding foreign exchange fluctuation Resilient Assets with Stable Occupancy (CHART) 1-9/2013 Same Property NOI Growth (*) Strong tenants mix Supermarkets and necessity- driven retailers Organic Growth (CHART) (CHART) Regional Occupancy Breakdown (CHART) Regional Breakdown
(CHART) (CHART) (CHART) Total Investments NIS million 7-9/2013 1-9/2013 New properties acquisition 235 899 Development & redevelopment 307 1,133 Total 542 2,032 Disposals and recycle of capital 153 1,777 7-9/2013 Investment External Growth - Investment Activity, NIS 2.0 billion 1-9/2013 Investment 1-9/2013 Disposals In addition, in Q1/2013 Citycon completed its acquisition of Kista Galleria in Stockholm through a 50% joint venture for a total consideration of EUR 530 million. The property is not consolidated in Citycon's financial statements.
As Percentage of total assets Number of Assets with value > US$ 100 million Urbanization, Quality, Growth 2008 2013 47 2008 2013 17% 38% 10 (*) Calculation is based on December 2008 financial statements and December 2012 financial statements with full inclusion of the value of properties managed by the Group and the acquisition of 2 properties during 2013
Demonstrated Long-Term Value Creation (CHART) Dividend Per Share (NIS) CAGR 10.7% Consistent & Growing Dividends for 15 Years The dividend policy for 2014 is a minimum quarterly dividend payment of NIS 0.45 per share (NIS 1.80 per share annualized)
Gil Kotler Senior Executive VP & Chief Financial Officer
(CHART) Rental Revenues (NIS millions) NOI (NIS millions) FFO Per Share (NIS) FFO (NIS millions) Operational Parameters Rental Revenues and NOI FFO and FFO Per Share (CHART) (CHART) (CHART) (7%) Based on Q3 2012 FX rates, Q3 2013 Rental Revenues increased by 3% Based on Q3 2012 FX rates, Q3 2013 NOI increased by 2% 3% 2% 4% 21% Based on Q3 2012 FX rates, Q3 2013 FFO increased by 21% (3%) 14% Based on Q3 2012 FX rates, Q3 2013 FFO Per Share increased by 14% (8%) Q3/12 ? Q3/13 Currencies against NIS -10.2% -4.8% -13.9%
Financial Results for Q3 2013 3 months ended September 30 3 months ended September 30 3 months ended September 30 (in NIS million except per share data) 2013 2012 Change % Property rental income 1,251 1,352 (7%) NOI 854 928 (8%) NOI margin 68.3% 68.6% - FFO 147 142 4% FFO per share (NIS) 0.83 0.86 (3%) Cash flow from operating activities 413 568 - Fair value gain on investment property 113 441 - Net income attributable to equity holders of the company 334 187 - Diluted net income per share attributable to equity holders of the Company 1.89 1.06 -
Financial Results for 1-9 2013 9 months ended September 30 9 months ended September 30 9 months ended September 30 (in NIS million except per share data) 2013 2012 Change % Property rental income 3,877 3,879 - NOI 2,602 2,633 (1%) NOI margin 67.1% 67.9% - FFO 438 395 11% FFO per share (NIS) 2.58 2.40 8% Cash flow from operating activities 572 963 - Fair value gain on investment property 504 1,472 - Net income attributable to equity holders of the company 739 733 - Diluted net income per share attributable to equity holders of the Company 4.34 4.23 -
(CHART) Foreign Exchange Adjustments (NIS million) 3 months ended September 30 3 months ended September 30 3 months ended September 30 (NIS million) 2013 2012 % change excl. FX fluctuation Property rental income 1,394 1,352 3% NOI 949 928 2% Proportionate consolidated NOI 579 547 6% Assets Shareholders' Equity Operational figures based on the average exchange rates in Q3 2012 (CHART)
Change in fair value (pre-tax, Consolidated) (NIS million) Change in fair value (pre-tax, Consolidated) (NIS million) 3 months ended September 30 3 months ended September 30 2013 2012 76 88 - 295 26 46 (1) (1) 12 13 113 441 3 (39) Fair Value of Investment Property
As of September 30 As of September 30 As of December 31 (in NIS million except per share data) 2013 2012 2012 Total Assets 69,120 71,927 71,062 Investment Properties & Development 56,879 60,865 59,753 Interest Bearing Liabilities 38,902 40,862 40,834 Total Equity 23,037 23,513 22,649 Shareholder's Equity 8,186 8,321 7,849 Shareholder's Equity Per Share 46.6 50.4 47.5 EPRA NAV per share 53.0 59.7 56.9 Net Debt to Total Assets 55.2% 55.6% 56.1% Average nominal Interest Rate for the period 5.0% 5.2% 5.2% Balance Sheet Highlights
(CHART) 16 Net Debt to Total Assets Shareholders' Equity (NIS Millions) (CHART) Deleveraging and Equity Increase (*) (*) 2010 & 2011 Numbers retroactively adjusted due to the implementation of new accounting standards
Liquidity and Financial Strength (CHART) Liquidity Unencumbered Assets Leverage (CHART) Q1-Q3/2013 Access to Capital Markets (CHART) 9.1 (CHART) 1.0% Equity Bonds and Convertible Bonds NIS Billions NIS Billions NIS Billions NIS 2.4 bn at the company and its private subsidiaries 8.3 9.6% -0.4%
18 Debt Maturity Schedule Staggered Debt Maturities at the Company and its private subs Level NIS Millions (CHART)
For More Information: 1 HaShalom Rd. Tel Aviv 67892, Israel Tel: +972 3 694 8000, E-mail: IR@GazitGroup.com